UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND COMMUNICATIONS LIMITED

FINANCIAL REPORT

FOR THE YEAR ENDED 30 JUNE 2003

TABLE OF CONTENTS

DIRECTORS' REPORT 2

STATEMENT OF FINANCIAL PERFORMANCE 5

STATEMENT OF FINANCIAL POSITION 6

STATEMENT OF CASH FLOWS 7

NOTES TO THE FINANCIAL STATEMENTS 8

DIRECTORS' DECLARATION 19

INDEPENDENT AUDITORS REPORT 20

Directors' Report

Your directors submit their report on the company for the year ended 30 June 2003.

Directors

Directors were in office for the entire period unless otherwise stated. The names of the directors in office during the financial year and until the date of this report are as follows:

F.A. Favretto

P.C. Hawkins

K.B. Levine

M.B. Hemmerling (appointed 17 September 2002)

N.R. Bird (resigned 26 March 2003)

Principal Activities

The principal activities of the company during the year were the selling of systems integration solutions for voice, electronic display, paging, call recording and data applications and fleximessaging. There was no significant change in the nature of this activity during the year.

Operating Results

The loss of the company for the year ended 30 June 2003 after providing for income tax amounted to $2,770,558 (2002: $3,955,408).

Dividends

No dividends were declared or paid during the financial year.

Review of Operations

The company operated on a consistent basis to previous years in the conduct of the principal activities noted in this report. The results of operations are as disclosed in the financial report.

Significant Events After Balance Date

On July 4 2003 the Directors placed two subsidiaries of Trade Wind Communications Limited ("the Company") into voluntary administration and appointed Max Donnelly and Steve Sherman of Ferrier Hodgson as joint and several administrators pursuant to section 436E(4) of the Corporations Act of Australia 2001.

At a second meeting of creditors held on July 31, 2003, creditors voted to accept a Deed of Company Arrangement (DOCA) put forward by the company. The conditions of the DOCA provide for a Deed Fund of A$690,000 to be paid by the company on or before September 15, 2003 in favour of the creditors. The effective dividend payable to the creditors was estimated at the rate of 10 cents in the Australian dollar. This vote placed control of the subsidiaries back in the hands of the directors' of the company.

On 1 September 2003, the company entered into an agreement with Xpedite Systems Pty Limited, a subsidiary of NASDAQ listed PTEK Holdings, for the sale of the company's Discretionary Messaging business. The sale has been structured on an 'earn-out' basis over a twenty-four month period effective September 1, 2003. The company will earn a percentage of the monthly revenue generated over the twenty-four month period ranging from 30% to 75% of monthly revenue.

On 5 September 2003, the deed fund payable to the creditors under the Deed of Company Arrangement was paid in full and final settlement of all creditor claims. This resulted in an effective dividend payable to the creditors estimated at the rate of 12.5 cents in the Australian dollar.

The company is proposing to raise up to A$3,000,000 in the form of secured convertible notes or fully paid up shares to certain arms length investors. To date, funds in the amount of $1,035,000 have been received in respect of this raising.

With effect from September 24, 2003, Dr M Hemmerling resigned as Chief Executive Officer and Director of the company. He will be replaced by Mr F Favretto, who will take up the role of Executive Chairman.

Future Developments and Results

There are no likely developments in the operations of the company and the expected results of those operations in financial years subsequent to the year ended 30 June 2003 that require disclosure in this report.

Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings, which the company is party for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

The company was not party to any such proceedings during the year.

Indemnification and Insurance of Directors and Officers

The company has not, during or since the financial year, in respect of any person who is or has been an director or officer of the company or a related body corporate:

  indemnified or made any relevant agreement for indemnifying against a liability incurred as a director or officer, including costs and expenses in successfully defending legal proceedings; or
  paid or agreed to pay a premium in respect of a contract insuring against a liability incurred as an officer for the costs or expenses to defend legal proceedings;

with the exception that the company has paid premiums to insure each director against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director of the company, other than conduct involving a wilful breach of duty in relation to the company.

Signed in accordance with a resolution of the directors.
/s/ Frank A. Favretto Frank. A. Favretto
Director
Sydney
15th December 2003

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2003

	Note	30 June 2003	30 June 2002
		$	$

Sales	2	4,295,511	5,785,705

Cost of Goods Sold		(1,752,104)	(2,663,632)

Gross profit		2,543,407	3,122,073

Expenses		(5,316,085)	(6,325,886)
Profit from Operations	2	(2,772,678)	(3,203,813)

Other income/(expenditure):
Profit from sale of business		78,692	-
Interest paid		(89,249)	(84,940)
Interest received		12,677	15,395
Good will impairment		-	(82,050)

LOSS FOR THE YEAR BEFORE TAX		(2,770,558)	(3,955,408)

Income tax expense relating to ordinary activities	3	-	-

NET LOSS FROM ORDINARY ACTIVITY AFTER INCOME TAX		(2,770,558)	(3,955,408)

LOSS ATTRIBUTABLE TO THE MEMBERS OF TRADE WIND COMMUNICATIONS LTD		(2,770,558)	(3,955,408)

EARNINGS PER SHARE

Basic and fully diluted (loss)/earnings per share		(0.08)	(0.19)

Earning used to calculate basic and diluted earnings (loss) per share		2,770,558	3,955,408

Weighted average number of shares on issue		32,846,344	20,682,265

STATEMENT OF FINANCIAL POSITION AT 30 JUNE 2003

	Note	30 June 2003	30 June 2002
		$	$

CURRENT ASSETS
Cash		146,474	691,632
Receivables	4	523,801	794,201
Inventory	5	-	165,827
TOTAL CURRENT ASSETS		670,275	1,651,660

NON-CURRENT ASSETS
Receivables	6	60,000	-
Plant and Equipment	7	196,665	163,499
Other	8	23,819	8,284
TOTAL NON-CURRENT ASSETS		280,484	171,783

TOTAL ASSETS		950,759	1,823,443

CURRENT LIABILITIES

Payables	9	3,022,491	2,141,855
Non-interest bearing liabilities	10	299,410	236,250
Deferred revenue	11	169,327	100,455
TOTAL CURRENT LIABILITIES		3,491,228	2,478,560

NON CURRENT LIABILITIES

Non-interest bearing liabilities	10	234,387	456,513
Employee entitlements		70,658	178,519
TOTAL NON-CURRENT LIABILITIES		305,045	635,032

TOTAL LIABILITIES		3,796,273	3,113,592

NET LIABILITIES		(2,845,514)	(1,290,149)

SHAREHOLDERS' EQUITY
Contributed equity	12	1,465,878	1,368,415
Reserves	12	7,444,371	6,326,641
Accumulated losses		(11,755,763)	(8,985,205)
DEFICIT IN SHAREHOLDERS' EQUITY		(2,845,514)	(1,290,149)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

		30 June 2003	30 June 2002
		$	$

NET CASH FROM OPERATING ACTIVITIES	13	(1,417,167)	(2,375,341)

CASH FLOW FROM INVESTING ACTIVITIES
Payment for capital and other assets		(124,218)	(41,493)
		(124,218)	(41,493)
CASH FLOW FROM FINANCING ACTIVITIES
Increase in non current receivables		(60,000)	-
(Repayment)/increase in loans		(158,966)	34,897
Increase in share capital		1,215,193	2,107,211
Corporate restructuring costs		-	(132,353)
		996,227	2,009,755

NET DECREASE IN CASH		(545,158)	(407,079)
Cash at beginning of year		691,632	1,098,711
CLOSING CASH CARRIED FORWARD		146,474	691,632

Notes to the Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

This financial report is a special purpose financial report prepared for distribution to members. The directors have determined that the company is not a reporting entity.

Trade Wind Communications Limited is a company limited by shares, incorporated in Bermuda.

By virtue of Accounting Standard AASB 1025 : Application of the Reporting Entity Concept and Other Amendments, the requirements of Accounting Standards issued by the Australian Accounting Standards Board and other professional reporting requirements do not have mandatory applicability to Trade Wind Communications Limited in relation to the year ended 30 June 2003 because the directors have determined that the company is not a reporting entity. However, the directors have determined that in order for the financial report to give a true and fair view of the company's performance, cash flows and financial position, the requirements of Accounting Standards and other professional reporting requirements relating in Australia to the measurement of assets, liabilities, revenues, expenses and equity should be complied with.

Accordingly, the financial report has been prepared in accordance with applicable Accounting Standards, Urgent Issues Group Consensus Views and other professional reporting requirements in Australia with the following exceptions:

- AASB 1017: Related Party Transactions; and

- AASB 1033: Presentation and Disclosure of Financial Instruments.

The financial report is prepared on an accrual basis and is based on historical costs and does not take into account changing money values or, except where specifically stated, current valuations of non-current assets.

The following material accounting policies, which are consistent with the previous period unless otherwise stated, have been adopted in the preparation of this report:

Although the company recorded a net loss after tax of $2,770,558 and a net outflow of cash from operating activities of $545,158, the directors believe that the financial statements should continue to be prepared on a going concern basis.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the statement of financial position classifications used.

The Company's continued existence as a going concern is dependant upon its ability to continue to obtain adequate financing arrangements and to achieve profitable operations. Management's plans in this regard are to obtain sufficient equity or debt financing to enable the Company to direct greater sales and marketing resources into rapid implementation of EMdirectTM to gain a significant share of emerging markets for electronic messaging; In addition the Company will use funds to develop global licensing and/or partnering arrangements with emphasis on potential partners currently in the essential mail market.

Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the company that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Translation of financial reports of overseas operations

All overseas operations are deemed to be integrated foreign operations and are therefore translated using the temporal method, with any exchange differences being taken directly to the net profit and loss.

Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Receivables

Trade receivables are carried at nominal amounts less any provision for doubtful debts. A provision is made when collection of the full nominal amount is no longer probable. Related party receivables are carried at the nominal amount due.

Recoverable Amount

Non-current assets are not revalued to an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount the expected net cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

Revenue recognition

Sales revenue on contracts is recognised on a percentage of completion basis but finalisation, at which point all associated costs are billed, is subject to acceptance of the operational capability and confirmation of installation by the customer. Until such time, accumulated costs (after progress billings) are held in work in progress.

Notes to the Financial Statements (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Plant and equipment

Plant and equipment are carried at the lower of their historic cost and recoverable amount.

Depreciation

Depreciation is provided on a straight-line basis on all plant and equipment.

Major depreciation periods are:

Fixtures and fittings 5 to 15 years

Current Liabilities

Trade creditors and accruals are recognised when amounts are to be paid in the future for goods and services received whether or not billed to the company. Distribution fees are accrued when the liability becomes payable whether or not billed to the company. Distribution guarantee fees are carried at the amount of the distribution guarantee fee payable.

Amounts payable to related parties, production loans and bank loans are carried at the principal amount. Interest is charged as an expense as it accrues.

Share Capital

Ordinary share capital is recognised at the fair value of the consideration received by the company.

Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where assets are revalued no provision for potential capital gains tax has been made.

The income tax expense for the year is calculated using the 30% tax rate.

Notes to the Financial Statements (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Earnings per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;

- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Principles of Consolidation

The consolidated financial statements comprise the financial statements of Trade Wind Communications Limited and all of its controlled entities. A controlled entity is any entity controlled by Trade Wind Communications Limited. Control exists where Trade Wind Communications Limited, and previously, Trade Wind Group Pty Ltd has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with Trade Wind Communications Limited to achieve the objectives of Trade Wind Group Communications Limited.

Goodwill

Goodwill is recorded initially at the amount by which the purchase price for a business or for ownership interest in a controlled entity exceeds the fair value attributed to its net tangible assets at date of acquisition. Goodwill is amortised on a straight-line basis over a period of 3 years. The balances are reviewed annually for impairment and any balance representing future benefits, the realisation of which is considered to be no longer probable, is written off.

Inventories

Inventories are measured at the lower of cost and net realisable value. Costs are assigned on a first-in first-out basis and include direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenses.

Notes to the Financial Statements (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Research and Development

Research and Development expenditures are expensed as incurred unless recoverability of these costs is assured beyond reasonable doubt, in which case development expenditure is deferred and amortised on a straight-line basis over the period in which the related benefits are expected to be realised.

Employee Benefits

Provision is made in respect of the Group's liability for annual leave and long service leave at the balance sheet date. Long service leave is accrued in respect of all employees.

Contributions are made by the group to an employee superannuation fund and are charged as expenses when incurred. The economic entity has no other legal obligation to provide benefits to employees on retirement.

Financial Instruments

The Company's and the Group's financial instruments consist of cash, receivables, accounts payable, loans payable, lease obligations and employee entitlements payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Notes to the Financial Statements (continued)
30 June 2003

	2003	2002
	$	$
2(a). Revenue from Ordinary activities

Revenues from operating activities

Voice, data and flexemessaging	4,295,511	5,785,705
Total revenues from operating activities	4,295,511	5,785,705

Revenues from non-operating activities

Interest income - other persons	12,677	15,395

2(b). Expenses

Depreciation and amortisation expenses
Depreciation of plant and equipment	65,135	314,081
Amortisation of trade marks and customer lists	10,381	11,778
Total depreciation and amortisation expenses	75,516	325,859

Bad debts written off	-	162,627

3. INCOME TAX

The prima facie tax, using tax rates applicable in the country of operation, on operating profit differs from the income tax provided in the financial statements as follows:

Prima facie tax on operating (loss)/profit @ 30% (2002:30%)	(831,167)	(1,186,622)

Tax effect of permanent differences
- Net non-deductible items	23,608	222,215
Prior period adjustments		-
Future income tax benefit of current year losses not brought to account	807,559	964,407
Income Tax Expense (Credit) attributable to operating result	-	-

Future income tax benefit at 30% arising from tax losses not brought to account at balance date as realisation of the benefit is not regarded as virtually certain.	5,035,246	3,927,687

Notes to the Financial Statements (continued)
30 June 2003

	2003	2002
	$	$
4. RECEIVABLES (CURRENT)

Trade debtors	310,815	730,351
Others	212,986	63,850
In September 1997, the company arranged a working capital-based facility with Scottish Pacific Business Finance Limited (SPBF) in respect of the Australian domiciled customers of FlexiFax Global Services. This has been collateralized by a charge over the assets of Trade Wind Marketing Pty Ltd as well as guarantees by Trade Wind Communications Limited and its subsidiaries.	523,801	794,201

5. INVENTORY

Finished Goods	-	165,827

6. RECEIVABLES (NON CURRENT)

Owing by MCS Communication Systems Pty Limited	60,000	-

A transfer of business agreement for the sale of Multitone Communications Systems Pty Limited to MCS Communications Systems Pty Limited (MCS) was signed on 30 June 2003, effective 31 March 2003. As part of the consideration, MCS agreed to pay $90,000 in respect of goodwill to be settled at the rate of $2,500 per quarter in arrears, commencing 30 September 2003.

7. PLANT AND EQUIPMENT

Plant and equipment
- At cost	2,013,948	1,916,311
- Provision for depreciation	(1,817,283)	(1,752,812)
Total plant and equipment	196,665	163,499

8. OTHER

Trade marks, customer lists and patents
- At cost	74,396	48,480
- Provision for amortisation	(50,577)	(40,196)
Carrying amount at the end of the year	23,819	8,284
9. ACCOUNTS PAYABLE
Current
Creditors and accruals	1,170,639	1,456,806
Sundry creditors and accruals	1,713,541	482,620
Employee entitlement	138,311	202,429
	3,022,491	2,141,855

Notes to the Financial Statements (continued)

10. LOANS PAYABLE

This includes loans advanced to the Company by Arthur Christopher Walton (former director) and Jennifer Walton and Skyglen Pty Ltd (of which Nick Bird is a shareholder and director) ITF the Bird Family Trust (mortgagees) in the amount of $81,122 and $218,288 respectively. The loans are repayable on dates and in a manner stipulated by the mortgagees or on demand if no date or manner prescribed. At the date of this report no manner has been prescribed by the mortgagees. Interest is set at the Australian Bank Overdraft Rate and varies according to fluctuations thereon. The indicative annual interest rate at 30 June 2003 was 8.25%. The mortgagees have entered into an agreement with the Company whereby they have a registered charge over Trade Wind Group Pty Ltd in the event that the Company is unable to settle the outstanding liabilities. In addition they receive a 0.5% premium over the underlying interest rate charged and were paid establishment fees of $2,500 and $3,475 respectively.

	2003	2002
11. DEFERRED REVENUE	$	$

Customer deposit and unearned maintenance revenue	169,327	100,455

12. CAPITAL AND RESERVES
(a) Issued and paid up capital
Ordinary shares fully paid, with a par value of US$0.01	1,465,878	1,368,415

All ordinary shares are one class. Each share carries one vote without restriction.
(b) Movements in share premium	$	$
Beginning of financial year	6,326,641	4,542,224
Issues during the year	1,294,174	1,968,362
Cost of issue	(176,444)	(73,945)
End of financial year	7,444,371	6,326,641
(c) Reconciliation of Accumulated Losses
Opening balance	(8,985,205)	(5,029,797)
Loss for the year	(2,770,558)	(3,955,408)
Accumulated losses carried forward	(11,755,763)	(8,985,205)

Notes to the Financial Statements (continued)

13. STATEMENT OF CASH FLOWS
(a) Reconciliation of the operating loss after tax to the net cash flows from operations

Operating loss after tax	(2,770,558)	(3,955,408)

Add
Depreciation of non-current assets	75,516	325,859
Goodwill impairment	-	682,050

Changes in assets and liabilities
Trade receivables	270,401	622,973
Inventory	165,827	83,658
Payables and deferred revenue	949,508	(127,166)
Employee entitlement	(107,861)	(7,307)

Net cash flow used in operating activities	(1,417,167)	(2,375,341)

(b) Reconciliation of cash
Cash balance comprises:
- cash on hand	146,474	691,632

14. COMMITMENTS & CONTINGENCIES

Operating Lease Commitments

Non-cancellable operating leases contracted for but not capitalised in the accounts

Payable
- not later than one year	323,075	215,278
- later than 1 year but not later than 2 years	278,721	323,075
- later than 2 years but not later than 3 years	258,801	278,721
- later than 3 years but not later than 4 years	259,410	258,801
- later than 4 years but not later than 5 years	-	259,410
	1,120,007	1,335,285

Notes to the Financial Statements (continued)

15. SEGMENT INFORMATION

Trade Wind Communications Limited operates in the film industry in only one geographical segment, Australia

The Company operates two business divisions, Voice and Data Systems and Flexemessaging. Voice and Data Systems is a specialist supplier and integrator of voice communications systems and decision support applications for dealing rooms, emergency services dispatch and similar operations. Flexemessaging operates an enhanced fax broadcast system. It is not considered necessary to show geographic segmented financial information as on a materiality basis, all income has been generated from Australia. Segmented financial information for these two divisions follows:

For the year ending 30 June 2003	Voice and Data $	Flexemessaging $	Head Office $	Consolidated $
Revenue from external customers	1,485,710	2,809,801	-	4,295,511

Amortisation	30,935	27,838	16,743	75,516

Segment operating loss	(4,864)	(801,879)	(1,965,935)	(2,772,678)

Interest expense	(5,533)	(40,738)	(42,978)	(89,249)
Interest revenue	-	-	12,677	12,677
Profit on sale of business	-	-	78,692	78,692
Net loss before tax	68,295	(842,617)	(1,996,236)	(2,770,558)

Taxation	-	-	-	-

Net loss after tax	68,295	(842,567)	(1,996,236)	(2,770,558)
.
Capital Asset additions	1,842	41,440	80,936	124,218
Identifiable assets	276,541	290,458	383,760	950,759
.
For year ending 30 June 2002
.
Revenue from external customers	2,120,944	3,664,761	-	5,785,705
.
Amortisation	29,899	30,182	265,778	325,859
.
Segment operating loss	(1,188,249)	(739,871)	(1,275,693)	(3,203,813)
.
Interest expense	(1,101)	(48,165)	(35,674)	(84,940)
Interest revenue	9	-	15,386	15,395
Goodwill writedown	-	-	(682,050)	(682,050)
Net loss before tax	(1,189,341)	(788,036)	(1,978,031)	(3,955,408)

Taxation	-	-	-	-
.
Net loss after tax	(1,189,341)	(788,036)	(1,978,031)	(3,955,408)
.
Capital Asset additions	7,489	14,290	19,679	41,493
Identifiable assets	639,631	530,445	653,367	1,823,443

Notes to the Financial Statements (continued)

16. SUBSEQUENT EVENTS

On July 4 2003 the Directors placed two subsidiaries of Trade Wind Communications into voluntary administration and appointed Max Donnelly and Steve Sherman of Ferrier Hodgson as joint and several administrators pursuant to section 436E(4) of the Corporations Act of Australia 2001.

At a second meeting of creditors held on July 31, 2003, creditors voted to accept a Deed of Company Arrangement (DOCA) put forward by TWC. The conditions of the DOCA provide for a Deed Fund of A$690,000 to be paid by TWC on or before September 15, 2003 in favour of the creditors. The effective dividend payable to the creditors was estimated at the rate of 10 cents in the Australian dollar. This vote placed control of the subsidiaries back in the hands of the directors' of TWC.

On 1 September 2003, TWC entered into an agreement with Xpedite Systems Pty Limited, a subsidiary of NASDAQ listed PTEK Holdings, for the sale of the TWC Discretionary Messaging business. The sale has been structured on an 'earn-out' basis over a twenty-four month period effective September 1, 2003. TWC will earn a percentage of the monthly revenue generated over the twenty-four month period ranging from 30% to 75% of monthly revenue.

On 5 September 2003, the deed fund payable to the creditors under the Deed of Company Arrangement was paid in full and final settlement of all creditor claims. This resulted in an effective dividend payable to the creditors estimated at the rate of 12.5 cents in the Australian dollar.

TWC is proposing to raise up to AUS$3,000,000 in the form of secured convertible notes or fully paid up shares to certain arms length investors. To date, funds in the amount of $1,035,000 have been received in respect of this raising.

With effect from September 24, 2003, Dr M Hemmerling resigned as Chief Executive Officer and Director of TWC. He will be replaced by Mr F Favretto, who will take up the role of Executive Chairman.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Trade Wind Communications Limited I state that:

(1) In the opinion of the directors:

    the financial statements and notes:

    give a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) comply with Accounting Standards; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

/s/ Frank Favretto
Director

Sydney

15th December 2003

WATER TURNBULL
Level 17
55 Clarence Street
SYDNEY NSW 2001
GPO Box 3808
SYDNEY NSW 2001
Tel 02 9299 4678
Fax 02 9299 3131
WWW.WALTURN.COM.AU
WALTERTURNBULL@WALTURN.COM.AU
A division of
WalterTurnbull Pty Ltd.
ABN 97 099 740 879

INDEPENDENT AUDIT REPORT

To the members of Trade Wind Communications Limited

Scope

We have audited the financial report of Trade Wind Communications Limited for the financial year ended 30 June 2003, as set out on pages 5 to 19 including the Directors' Declaration. The financial report consists of the financial statements of Trade Wind Communications Limited and the entities it controlled at year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Qualification

As a result of the matters outlined in Note 1, and described in more detail in Note 16, it has become apparent that the consolidated entity was unable to continue as a going concern, which resulted in the consolidated entity being placed in voluntary administration on 4 July 2003. On 5 September 2003 under the deed of company arrangement creditors were paid a full and final settlement at which point the company resumed normal trading.

Qualified Audit Opinion

In our opinion, except for the matters referred to in the qualification paragraph the financial report of Trade Wind Communications Limited is in accordance with:

  Australian accounting standards:
    giving a true and fair view of the consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date

(b) other mandatory professional reporting requirements in Australia.

/s/ Don Walter

Don Walter

WalterTurnbull

Sydney

15th December 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: December 30, 2003

/s/ Frank Favretto
_____________________________
Frank Favretto
Chairman